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                                VIVENDI UNIVERSAL
                             MEDIA & COMMUNICATIONS
                         Q1 SUMMARY OPERATIONAL RESULTS

                               Jean-Marie Messier
                                Chairman and CEO


                                 APRIL 25, 2002



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MEDIA & COMMUNICATIONS

                             Q1 SUMMARY STATISTICS*

-        Revenue growth of 13% to E6.8 billion

-        EBITDA growth of 18% to E1.1 billion

-        Operating Income growth of 37% to E408 million

- Operating Free Cash Flow reached E1.4 billion, up about E0.9 billion compared with 2001 Q1


*All numbers presented on a US GAAP basis. All growth rates are calculated on a pro forma (comparable) basis and all numbers exclude VUP businesses to be disposed of.


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MEDIA & COMMUNICATIONS

                                Q1 REVENUE GROWTH

                                 Total = E6.8bn
                                  Growth = 13%

USG                  41%
Telecom              19%
Games                18%
Internet             11%
Canal+                9%
Publishing            2%
Music                -6%


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MEDIA & COMMUNICATIONS

                                Q1 EBITDA GROWTH

                                 Total = E1.1bn
                                  Growth = 18%

Telecom             30%
USG                 26%
Publishing          23%
Games               20%
Canal+               1%
Internet            -1%
Music              -24%


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MEDIA & COMMUNICATIONS

                                Q1 OPERATING FCF

                                 Total = E1.4bn*

Telecom               730
USG                   468
Music                 415
Publishing             42
Internet              -56
Canal+                -98


*Calculated as EBITDA - CapEx - change in WC - Other Expenses - Holding Expenses. Note: Publishing Includes Games.


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MEDIA & COMMUNICATIONS

                            2002 OPERATING PRIORITIES

-        No significant acquisitions

-        Debt reduction

-        Focus on operations and cash management

         -        Achieve 2002 Revenue, EBITDA and Debt targets

         -        Integration & growth of VUE

-        Develop additional synergies that create revenue growth

-        Mitigate sources of negative operating FCF

         -        Canal+ management change


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MEDIA & COMMUNICATIONS

                                  OTHER ISSUES

-        VE

-        Cegetel minorities

-        Stream acquisition status


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MEDIA & COMMUNICATIONS

                                Q1 DEBT ANALYSIS
                                      (EBn)

US GAAP Debt at Dec. 31, 2001                                             E19

     - EchoStar                                                           1.7

     - Treasury shares                                                   (3.3)

     - Cash from Operations                                              (0.9)

     - Other                                                              0.5

US GAAP Debt at March 31, 2002                                            E17


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                                LEGAL DISCLAIMER

These presentation slides contain "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that recently acquired operations will not be integrated successfully; that the synergies expected to be created as a result of recent acquisitions will not materialize; that Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; that Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; that Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; and that Vivendi Universal will be unable to obtain or retain, upon acceptable terms, the licenses and permits necessary to operate and expand its businesses; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal.


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